

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 19, 2025

Olivier Roussy Newton
Chief Executive Officer and Executive Chairman
Defi Technologies, Inc.
198 Davenport Road
Toronto, Ontario
Canada M5R 1J2

> **Re: Defi Technologies, Inc.**
> **Form 40FR12B filed September 16, 2024**
> **Amended on January 17, 2025**
> **File No. 001-41056**

Dear Olivier Roussy Newton:

We have reviewed your filing and have the following comment(s).

Please respond to this letter by providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Response to our comments dated October 15, 2024

Response to comment 1, page 1

1. Please confirm whether the response provided to our comment 1 is based on an unconsolidated analysis, as required by Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "1940 Act"). To the extent that it was not, we reissue our prior comment and request that you:

    - Provide a comprehensive, detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(C). In your analysis, please include all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators for each company. To the extent not previously provided, please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations"; and

- Provide the value of the SOL, ADA, MATIC, FIL, ATOM, SAND, MANA, ALGO, AXS, and COTI (collectively, the "Listed Assets") held by each company.

2. In connection with your response to the above comment, please (i) expand on analysis of loans to address whether they meet definition of a security because they are "notes" or "evidence of indebtedness" as referenced in Section 2(a)(36) of the 1940 Act and (ii) to the extent not addressed in your response to the preceding question, describe the calculation underlying your statement, provided in your Form 40-F/A, that "[a]s of June 30, 2024, approximately 5.154% of the value of our total unconsolidated assets, exclusive of cash items, consisted of securities as defined in Section 2(a)(36) of the Investment Company Act."

Response to comment 2, page 10

3. In your analysis of the company under the *Tonopah* test, please expand your analysis as follows:

    - With respect to the Company's analysis of the nature of its assets, identify the amount and types of any assets held by the Company, on a consolidated basis, that the Company believes are securities. In addition, to the extent different, please identify the amount of Listed Assets held by the Company on a consolidated basis.
    - With respect to the Company's analysis of its income, identify the amount and types of any income—whether realized or unrealized—deriving from assets that the Company believes are securities. In addition, to the extent different, please identify the amount of any income derived from loans or gains in Listed Assets held by the Company on a consolidated basis.
    - With respect to the Company's analysis of the activities of its officers and directors, on a consolidated basis, clarify these responses to specifically identify time spent on the arbitrage business and VC business. In addition, please ensure that your response addresses directors and employees of the Company, on a consolidated basis, in addition to its officers.

Form 40FR12B/A filed January 17, 2025

Risk Factors
If we are deemed an 'investment company' subject to regulation... , page 14

4. Please propose revisions to this risk factor to identify the importance of your characterization of SOL as a non-security digital asset to your conclusions under sections 3(a)(1)(A) and 3(a)(1)(C).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Corey Jennings at 202-551-3258 or Michael Coco at 202-551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance